TASMAN METALS LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015

This discussion and analysis of financial position and results of operation is prepared as at April 10, 2015 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the six months ended February 28, 2015 of Tasman Metals Ltd. ("Tasman" or "the Company").  The following disclosure and associated financial statements are presented in accordance with International Financial Reporting Standards ("IFRS").  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: (i) the registration of the concessions comprising the various rare earth elements ("REE") projects; (ii) the market and future price of commodities; (iii) the timing, cost and success of future exploration activities, including, but not limited to, the Company's proposed work programs; (iv) currency fluctuations; (v) requirements for additional capital; and (vi) changes in mineral resource estimates.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Historical results of operations and trends that may be inferred from this MD&A may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company's securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations.

All of the Company's public disclosure filings, including its most recent management information circular, Form 20-F (in lieu of an Annual Information Form), material change reports, press releases and other information, may be accessed via www.sedar.com or the Company's website at www.tasmanmetals.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding Reserve and Resource Disclosure

The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933 (the "U.S. Securities Act").  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of an economic analysis, except a preliminary economic assessment provided certain additional disclosure requirements are met.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Unless otherwise indicated, all mineral resource estimates included in this document have been prepared in accordance with NI 43-101 and the CIM classifications system.  Accordingly, information contained in this document containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "TSM".  On December 2, 2011 the Company commenced trading on the NYSE MKT (formerly the NYSE AMEX) under the symbol "TAS".

The Company is a junior resource company engaged in the acquisition and exploration of unproven REE properties and also holds interests in tungsten and iron ore properties in Scandinavia and is considered an exploration stage company.  As at February 28, 2015 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company's main focus continues to be the exploration and assessment of the Company's Norra Kärr property.  In March 2015 the Company filed a Pre-Feasibility Study ("PFS") on Norra Kärr that supersedes the Preliminary Economic Assessment ("PEA") filed in July 2013.  See also "Exploration Projects - REE Projects, Sweden, Norra Kärr" in this MD&A.

In January 2015 the Company announced that it was accepted as an observing member of the Critical Materials Institute ("CMI").  CMI is an initiative of the U.S. Department of Energy ("DOE") and is recognized as a leader in research to optimize the extraction and use of critical raw materials including REE's.  The CMI team is coordinated and led by The Ames Laboratory in Iowa, with contribution from national laboratories, universities and various industry partners.  CMI's focus is to develop technologies and strategies that reduce the criticality of REE's and other elements which may hinder the current and future development and commercialization of clean energy technologies. The CMI aims to reduce the risks in Western REE supply chains, including the encouragement of diversification of supply sources.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 10 exploration claims and one mining lease for rare earth elements in Sweden, holds a 100% interest in eight exploration claims for tungsten in the Bergslagen district of Sweden and the owner of a 25% interest in four iron ore exploration claims in the Kiruna district of Sweden.  In addition, Tasman is in the process of acquiring a 100% interest in 120 claims or claim applications for chromite in Finland.

REE Projects

Sweden

In Sweden Tasman holds 10 exploration claims and one mining lease, considered prospective for REEs.  Sweden is the home of REEs, as many were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

Norra Kärr

Norra Kärr lies in south-central Sweden, 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.  The project is 100% owned by Tasman, with a 25-year Mining Lease in place surrounded by an extensive area of exploration licences.  Norra Kärr is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company in a development scenario.

Norra Kärr is a zirconium (Zr) and heavy REE enriched peralkaline nepheline syenite intrusion which covers 450m x 1,500m in area.  The deepest extents of the REE mineralized intrusion have not been delineated, but exceed 350m.  The rock units comprising the Norra Kärr intrusion are uncommon on a global scale, and include mineral phases that are comprised of or associated with REEs, Zr, Nb, Y and Hf.  The most abundant intrusion present is Grännaite, a medium grained syenite consisting of alkali feldspar, nepheline, aegirine, natrolite, eudialyte and catapleite.  Lesser units include Lakarpite (arfvedsonite-albite nepheline syenite), Pulaskite (microcline-arfvedsonite-albite nepheline syenite) and Kaxtorpite (eckermannite-microcline-aegirine-pectolite- nepheline syenite).  Intervals of irregular coarse grained pegmatite schlieren with equivalent mineralogy to the Grännaite are also common.

Mineralogical studies show nearly all of the REE in the deposit is found within the mineral eudialyte, with only trace britholite and mosandrite.  Eudialyte at Norra Kärr is relatively rich in REE's compared to most other similar deposits globally, and also contains a very high proportion of high value heavy REE's.

Spatial distribution of rare earth bearing minerals at Norra Kärr is very consistent.  TREO grade, mineral grain size and HREO/TREO% varies only slightly across the deposit in a concentric manner.  REE bearing minerals do not vary with either strike or depth to any significant degree.

Uranium (U) and thorium (Th) levels at Norra Kärr are considered very low for an REE-enriched intrusion and do not significantly exceed background levels in surrounding areas.  Thorium and uranium average value 6 ppm and 13 ppm respectively.

The first phase drill program by Tasman at Norra Kärr commenced in mid-December 2009 and comprised 26 holes.  This first successful program was followed by two further phases for a total of 49 drill holes.  A fourth phase of drilling was commenced in early 2012, which infilled drilling to 50m sections, and a total of 121 exploration holes have now been completed.

In May 2013 the Swedish Mining Inspectorate (Bergsstaten) granted a Mining Lease (the "ML") to Tasman covering Norra Kärr, valid for 25 years when it is available for renewal.  The application documents for the ML were prepared by an independent consulting group and documented the extensive environmental, archeological and social impact data that was collected by consultants.

In July 2013 Tasman announced the positive technical and financial results achieved from the PEA for Norra Kärr.  This PEA was superseded by the filing of the PFS in March 2015.  The PFS, with an effective date of January 13, 2015, confirms Norra Kärr to be an economically robust project, with a long mine life, and the capacity to be a major producer of the most critical REE's, dysprosium (Dy), yttrium (Y), neodymium (Nd) and terbium (Tb).  Readers are encouraged to read the entire PFS report available in its entirety on the SEDAR website at www.sedar.com, through EDGAR at www.sec.gov or on the Company's website at www.tasmanmetals.com.  Tasman cautions that there is no certainty that the PFS will be realized.

GBM Minerals Engineering Consultants Limited (GBM), an independent specialist metallurgy, minerals processing, infrastructure and engineering consulting group based in Twickenham, UK coordinated and authored the PFS.  Other members of the PFS team include Wardell Armstrong International Limited (WAI), Golder Associates Oy (Golder Associates) and Denco Strategic Research & Consulting Inc (Denco), all of whom are independent to Tasman.  Conclusions within the PFS are supported by very extensive drilling, sampling, process testwork and REE consumer discussions.  The PFS is considered a complete study, addressing in addition to mining and processing, all required on site and off site infrastructure, land access, reagent and fuel transport and storage, power access, water recycling and purification, waste rock and tailings storage, and final closure.

The PFS and economic assessment is based on conventional open pit mining with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  The PFS includes new Mineral Resource calculation that was constrained to provide for a 20-year mine life.  An average annual rare earth oxide (REO) output of some 5,100 tonnes is envisaged, reflecting the recommendations of a market study for the most critical REE's.  Mineralized material is processed via a simple flowsheet, comprising crushing, grinding, magnetic separation, sulphuric acid leaching and precipitation of a purified mixed REE-oxalate which is calcined to form a mixed REO product.

The PFS model provides for REE separation to individual saleable oxides by an external partner on a commercial basis.  Such REE separation facilities operate within Europe today.

Engineering and design work under the PFS has focussed on identifying the lowest risk process solutions.  The result is a simple operation, with consistent use of commercially available technology, and use of external partners where appropriate.  Sweden is very highly regarded for quality, efficiency and world-leading productivity, skills essential in the consistent delivery of high purity REE products.

Key project and PFS attributes include:

•	After-tax Net Present Value (NPV) of US$313 million using a 10% discount rate
•	Internal Rate of Return (IRR) of 24% pre tax and 20% after tax using a 10% discount rate
•	Initial capital cost of US$378 million including contingency – low for long mine life heavy REE producer
•	Major exposure to the most critical REE's, with 74% of revenue from magnet metals Dy, Nd, Pr, Tb, Sm
•	Norra Kärr is the only REE project at PFS stage within the European Union
•	Project able to produce more than 200 tonnes of dysprosium oxide per year for at least 20 years
•	Unconstrained mine life is in excess of 60 years with extensive mineralization below and along strike from 20-year pit
•	No requirement in flowsheet or economic model for proprietary or commercially untested technologies
•	25-year mining lease is already granted
•	Highest heavy rare earth oxide to total rare earth oxide ratio (HREO/TREO) of all major Western projects at 53%
•	Conventional open pit mining, with a constrained 20 year life of mine stripping ratio of 0.73
•	Attractive location with extensive transport/power/water infrastructure in place and close to major European REE consumers
•	High quality heavy REE-rich concentrate as reported in the Company's July 9, 2014 press release
•
High leverage to anticipated increase in REE prices.  Most revenue from Dy, Nd, Tb - the most in demand metals.  Only 2.6% of revenue from cerium (Ce) and lanthanum (La) which are forecast to remain in long term oversupply

•	High level of reliance on local equipment, reagents and labour

PFS Key Financial and Operating Metrics

Key results and operational assumptions of the Norra Kärr PFS are provided in Tables 1 - 3 below.

Table 1: PFS Financial Results, Norra Kärr Project, January 2015.
FINANCIAL RESULT	VALUE
Initial capital cost (million)	US $378
Pre-tax / After-tax IRR	24% / 20%
Pre-tax / After-tax NPV at 10% discount rate (million)	US $456 / US $313
After-tax payback period	4.9 years
Mine life (constrained to 20 years)	20 years
TREO basket price/kg	US $64.57
Average annual operating cash flow (after-tax) (million)	US $96

Table 2: PFS Financial Results at Various Discount Rates, Norra Kärr Project, January 2015.
(base case highlighted in grey)
DISCOUNT RATE (%)	NPV - POST TAX (US$ M)	NPV - PRE TAX (US $ M)
6	620.2	837.1
8	443.9	619.1
10	312.7	456.2
12	213.7	332.8

Table 3: PFS Operating Assumptions, Norra Kärr Project, January 2015.
OPERATIONAL METRICS	VALUE
Average annual mineralized material mining rate (million tonnes)	1.18
Average Annual Total Rare Earth Oxide (TREO) production (tonnes)	5,119
Average Annual Saleable TREO production (tonnes) (excludes Ho, Er, Tm, Yb)	4,733
Average Mining Grade, % TREO	0.59%
Average Mining Grade, ppm Dy2O3	269
Life of Mine (20 year) Strip ratio (waste to mineralized material)	0.73 : 1
Beneficiation Plant recovery rate	89%
Hydrometallurgical Average annual Feed Rate (tonnes)	5,235
Hydrometallurgical Recovery Rate	86%
Overall Recovery	77%
Separation Charge per kg TREO (Converting Mixed to Individual REO's)	US $19
Operating cost per tonne processed, including REO separation	US $179.60
Operating cost per kg TREO, including REO separation	US $39.69

Project Output and Pricing

Forecast REE output as modeled under the PFS is provided in Table 4, along with pricing assumptions used in the PFS financial models.  Pricing assumptions were provided by independent consultants at Denco following a detailed market study, and lie at the lower end of those assumed by heavy REE peer companies in recent studies.  No value has been ascribed to REE's with very small markets and no public pricing.

Demand for high-strength magnets are widely forecast to grow at 5-10% annually and the REE's used in these magnets (Nd, Pr, Dy, Tb, Sm) presents the strongest opportunity in the REE sector.  Magnet metals comprise 74% by revenue and 26% by volume at Norra Kärr, indicating the project presents strong exposure to this high growth market.  The elements identified by the U.S. Department of Energy as critical to "clean energy" with supply uncertainty (Nd, Dy Eu, Tb, Y), comprise 85% by revenue and 49% by volume at Norra Kärr.

The basket price of Norra Kärr is one of the highest in the REE sector, due to the high percentage contribution of Dy, Tb, Y and Nd.

Table 4: Annual REO Output and Assumed Pricing, Norra Kärr Project, January 2015.
RARE EARTH OXIDE		MAJOR USAGE	RECOVERY (%)	AVG ANNUAL PRODUCTION (tonnes)	ASSUMED PRICE / KG (US $)	% OF REVENUE
Lanthanum	La2O3	CATALYSTS	78	485	$7	1.0	LIGHT REE
Cerium	Ce2O3	GLASS	78	1,090	$5	1.6
Praseodymium	Pr2O3	MAGNETS	79	144	$115	5.0
Neodymium	Nd2O3	MAGNETS	79	580	$80	14.1
Samarium	Sm2O3	MAGNETS	79	160	$8	0.4
Europium	Eu2O3	LIGHTING	79	20	$700	4.2	HEAVY REE
Gadolinium	Gd2O3	MEDICINE	79	177	$40	2.1
Terbium	Tb2O3	MAGNETS	79	36	$950	10.3
Dysprosium	Dy2O3	MAGNETS	79	243	$575	42.3
Holmium	Ho2O3	MINOR USE	78	52	$0	0
Erbium	Er2O3	MINOR USE	77	162	$0	0
Thulium	Tm2O3	MINOR USE	77	24	$0	0
Ytterbium	Yb2O3	MINOR USE	76	148	$0	0
Lutetium	Lu2O3	MEDICINE	75	20	$900	5.5
Yttrium	Y2O3	LIGHTING	72	1,778	$25	13.5
Norra Kärr TREO Basket Price					$64.57

Mineral Resource and Mineral Reserve Estimate

For the purposes of the PFS and following a supply and demand study of various REE market segments by Denco, WAI was requested to optimize the Mineral Resource and pit that would allow for production of 5,000 tonnes per year of separated REO over a constrained mine life of 20 years.  This production rate was chosen due to the globally significant output of dysprosium, yttrium and terbium from Norra Kärr under this scenario.

Using this production rate and duration guidance provided by Tasman, WAI produced an optimized pit model to estimate the in-pit Mineral Resource as provided in Table 5.  The Mineral Resource estimation was completed using a 3D block modeling approach utilising Datamine Studio 3® software.  A TREO cut-off grade of 0.4% shall be considered as the "base case".

WAI was supplied with a database of geological and geotechnical logging as well as assay results.  The database contained sample data from surface diamond drilling containing a total of 119 holes (20,420m) from which 9,986 samples have been assayed.  All work completed by Tasman was considered to be of a high standard, with robust QA/QC protocols in place that demonstrated precision and accuracy of samples.

    Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resource.  This section uses the term "indicated mineral resource".
We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. Investors are cautioned not to assume that any part or all of an indicated mineral resource will ever be converted into reserves.

Table 5: Indicated Mineral Resource for Norra Kärr Project, Effective Date January 13, 2015.
TREO % Cut-Off Grade	Tonnes (M)	TREO (%)	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
0.2	36.82	0.55	53.2	0.0253	0.2005	0.0020	0.0519	0.0603	0.1156	0.0183	0.00371	0.01504	0.01647	0.00227
0.4	31.11	0.61	52.6	0.0273	0.2178	0.0022	0.0573	0.0668	0.1282	0.0200	0.00403	0.01668	0.01815	0.00238
0.6	17.12	0.68	52.2	0.0299	0.2429	0.0025	0.0621	0.0769	0.1441	0.0226	0.00447	0.01896	0.02083	0.00251
               Notes:
1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
2.	Mineral Resources are reported inclusive of any reserves.

3.	The Mineral Resources reported have been constrained on the basis of a 20yr pit.
4.	Mineral Resources are reported for combined Migmatitic Grennaite, Pegmatitic Grennaite, Grennaite with Catapleiite and Eudialyte Lakarpite mineralization only
5.	The Mineral Resources reported represent estimated contained metal in the ground and has not been adjusted for metallurgical recovery.
6.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
7.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
8.	Preferred Base Case Mineral Resources are reported at a TREO % cut-off grade of 0.4% TREO.
9.	Metal prices used for 20yr pit constraint comprise:
Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.105
Dysprosium Oxide	US$/g	0.470	Praseodymium Oxide	US$/g	0.075
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.007
Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.725
Gadolinium Oxide	US$/g	0.020	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.015
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000
Lutetium Oxide	US$/g	1.300
10.	The potential development of Mineral Resources may be materially affected by legal, political, environmental or other risks.
WAI has completed an open pit design based on the Mineral Resource block model of Norra Kärr.  Datamine NPV Scheduler software was used to generate an optimized design based on technical and economic parameters supplied by Tasman and GBM, and mining costs derived by WAI.  Taking into account of modifying factors (loss/dilution, geotechnics) an open pit mine design was based on the optimized pit shell to provide an estimate of Mineral Reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Proven and Probable Reserves. The references in the following tables to "probable mineral reserves" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - Standards on Mineral Resources and Mineral Reserves -
Definitions and Guidelines, adopted by the CIM Council, as amended . These definitions differ from the definitions in SEC Industry Guide 7 under the
United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Accordingly, the following information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Probable Mineral Reserves are reported at this stage due to the confidence of Mineral Resources, as provided in Table 6, with a full break down of REE's in Table 7.  Probable Mineral Reserves total 23.6 million tonnes (Mt) of mineralized material at 0.59% TREO.  Mined waste totals 17.3 Mt for total 20-year mining of 40.8 Mt, life of mine stripping ratio (total waste:total mineralized material) of 0.73, and an average pit slope angle of 53 degrees Mineral Reserve estimates have been based on a targeted 20 year mine life.  The unconstrained mine life, at current economic parameters, is in excess of 60 years.

Table 6: Probable Mineral Reserves for Norra Kärr Project, Effective Date January 13, 2015.
Tonnes (M)	TREO (%)	HREO %	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
23.6	0.592	0.314	53.1	0.0269	0.215	0.0022	0.0551	0.0648	0.124	0.0196	0.00396	0.0161	0.0178	0.00234
        Notes:
1.	Mineral Reserves are reported based on material contained within the Final Mine Design.
2.	Mineral Reserves are constrained to a designed 20yr mine life.
3.	Mineral Reserves are reported for combined Migmatitic Grennaite and Pegmatitic Grennaite only,
4.	Mineral Reserves reported have been adjusted for mining factors, at 3.5 % dilution and 5.0 % loss.
5.	Mineral Reserves are reported to 3 significant figures.
6.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
7.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
8.	Metal prices used for 20yr pit constraint comprise:
Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.105
Dysprosium Oxide	US$/g	0.470	Praseodymium Oxide	US$/g	0.075
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.007
Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.725
Gadolinium Oxide	US$/g	0.020	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.015
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000
Lutetium Oxide	US$/g	1.300
9.	Indicated Mineral Resources are inclusive of Mineral Reserves.
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	The potential development of Mineral Resources may be materially affected by legal, political, environmental or other risks.

Table 7: Composition of TREO in 20-Year Mineral Reserve, Norra Kärr
RARE EARTH OXIDE	GRADE (%)	RELATIVE DISTRIBUTION
Lanthanum (La)	0.0551	9.3%	LIGHT REE
Cerium (Ce)	0.1240	20.9%
Praseodymium (Pr)	0.0161	2.7%
Neodymium (Nd)	0.0648	10.9%
Samarium (Sm)	0.0178	3.0%
Total Light REO	0.2778	46.9%

Europium (Eu)	0.0022	0.37%	HEAVY REE
Gadolinium (Gd)	0.0196	3.3%
Terbium (Tb)	0.0040	0.7%
Dysprosium (Dy)	0.0269	4.5%
Holmium (Ho)	0.0059	1.0%
Erbium (Er)	0.0184	3.1%
Thulium (Tm)	0.0028	0.5%
Ytterbium (Yb)	0.0172	2.9%
Lutetium (Lu)	0.0023	0.4%
Yttrium (Y)	0.2150	36.3%
Total Heavy REO	0.3143	53.1%

TREO	0.5920	100%

Other Metals
ZrO2	1.84
Hf	0.0286
U	0.0013
Th	0.0006

Samples submitted by Tasman Metals Ltd used with the Mineral Resource calculation quoted above were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The Qualified Person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.

Mining

The Norra Kärr REE deposit, as modelled in this PFS is a single body of mineralization, some 300m x 700m in size at surface, which begins under 0.5m average of soil cover.  Under the PFS, mining at Norra Kärr is planned as a single simple open pit that will extend from surface to a maximum depth of 160m over a 20 year mine life.  It is anticipated that average annual tonnes of mineralized material mined would be 1.18 million while waste rock mined would be 0.84 million.  Many intersections of mineralized rock that exceed the 0.4% TREO cut-off lie below the 20-year pit.

For reference, Sweden's largest open pit mine is Aitik, where in excess of 60 million tonnes of rock are mined each year.  The closest active mine to Norra Kärr is the Zinkgruvan Mine of Lundin Mining that lies only 90km to the north, where approximately 1.2 million tonnes of mineralized material are mined annually.

As both grade and mineralogy is homogeneous throughout the Norra Kärr deposit, no stockpiling of mineralized material or blending is envisaged as necessary under the PFS.  Due to relatively recent glacial action in the Nordic countries, little weathering exists near surface at Norra Kärr, limiting metallurgical complexity.

The mining methods designed under the PFS have taken account of two constraints, blasting fragmentation and a nearby highway. Fragmentation has been required to meet a maximum size of 600mm, and in conjunction planned blasting has been designed within a safety envelope for a nearby highway to the west of the project site.  The PFS contemplates open pit mining operations consisting of conventional hydraulic shovel and rigid body trucks with ancillary support vehicles.  Mining operations would be carried out over a single eight hour shift per day for five days per week, with the exception of drilling which shall be undertaken over two eight hours shifts per day for five days per week.  The open pit mine design in the PFS has targeted the pit ramp entrance on the southern end of the pit, directly towards the processing facilities.  Mineralized material will be hauled from within the pit directly to the run of mine (ROM) pad, where a wheel loader will load material into a primary jaw crusher and into the processing circuit.

Processing

Flowsheet design as incorporated in the PFS is the result of three years of mineralogical, comminution, beneficiation and leaching research and testwork at a variety of leading facilities.  Much of this work has been under the guidance of GBM, who have integrated all results in the process design.

Early research on Norra Kärr identified that almost all (>95%) of REE's are hosted by the zircono-silicate mineral eudialyte.  Furthermore, despite some mineral colour variation across the deposit, the eudialyte is fairly homogeneous throughout, and consistently elevated in heavy REE's.  Microprobe and LA-ICP-MS data has indicated that eudialyte from Norra Kärr is some of the richest in REE known globally, and is typically 3-5 times richer in REE's than that found in Zr-REE deposits on the Kola Peninsula in Russia, where previous eudialyte processing research attempted to extract zirconium.  Eudialyte is well known to be easily soluble in weak acid at room temperature.

Eudialyte is weakly (para) magnetic, and therefore magnetic separation has been the focus of processing research.  After early success, three equipment manufacturing companies were engaged to optimise the magnetic separation process.  Metso's HGMS equipment gave the most satisfactory performance, resulting in a clean and high recovery eudialyte-rich mineral concentrate.  Gangue in this mineral concentrate is limited to the mafic mineral aegirine, which is not acid soluble under normal leaching conditions.

Optimization has continued with Metso equipment at the Geological Survey of Finland (GTK), under the guidance of Metso Minerals.  This optimization has increased REE recovery in beneficiation to in excess of 86% in less than 35% of the original mass, such that flotation is no longer deemed necessary as was envisaged under the Norra Kärr Preliminary Economic Assessment published June 2013.  Magnetic separation shall use standard commercial equipment and does not require process chemicals.  Beneficiation recovery higher than 90% is now anticipated and targeted.

Following early testwork at a range of laboratories, most extensive hydrometallurgical research has been completed by ANSTO Minerals in Australia.  ANSTO tested a process of sulphuric acid leaching, leach solution purification, REE solvent extraction and precipitation of an REE-concentrate.  Further process optimization shall focus on more efficient reagent use, or reagent substitution for more cost effective alternatives.

Sulphuric acid was chosen due to its relatively low cost, and its widespread availability in Sweden.  A railway line which passes only 25km from Norra Kärr currently transports bulk sulphuric acid from Swedish company Boliden's Swedish and Finnish base metal smelters.  Boliden was selected as the preferred supplier of sulphuric acid under the PFS, with combined train and road transport capability to site.

Under the hydrometallurgical process developed, leaching is undertaken at ambient temperature and pressure.  High temperature roasting is not required to dissolve eudialyte.  Improvements in magnetic separation efficacy during 2014 significantly reduced the amount of sulphuric acid-consuming gangue minerals within the eudialyte-rich mineral concentrate.  As a result, sulphuric acid consumption per tonne of mineralized material has fallen to 85 kg/tonne.

A heavy REE enriched, low impurity oxalate has been precipitated by ANSTO with a grade of approximately 45% REE.  This oxalate can be easily calcined to a high grade REE-oxide subject to customer requirements.  The composition of this oxalate is provided in Table 8.

ANSTO is an acknowledged expert in radionuclide behaviour and deportment, and the process behaviour of the small amount of uranium, thorium and daughter products are well understood.
The beneficiation and hydrometallurgy flowsheet is provided in Figure 1.

Table 8: Composition of REE-oxalate precipitated by ANSTO Minerals from Norra Kärr project, with REO relative abundance (when converted to oxide)
Element	Weight % REE in Oxalate Solid	REO as % of TREO
La	4.94	10.7	LIGHT REE
Ce	10.75	23.2
Pr	1.46	3.1
Nd	6.76	14.5
Sm	1.65	3.5
Eu	0.27	0.6	HEAVY REE
Gd	1.66	3.5
Tb	0.35	0.7
Dy	2.19	4.6
Ho	0.49	1.0
Er	1.29	2.7
Tm	0.18	0.4
Yb	1.14	2.4
Lu	0.15	0.3
Y	12.21	28.6
Total REE	45.48	100%

Light REE %		55.1
Heavy REE %		44.9

Environmental & Permitting

Sweden is home to a significant and diverse mining industry, and a well tested and transparent Minerals Act that has been in effect since 1992.

In 2013, Tasman was granted a 25-year Mining Lease for the Norra Kärr project.  The Mining Lease gives Tasman the full mineral rights for an initial period of 25 years, when it is then automatically renewed in 10 year increments if the mine is in operation.  The lease was granted by the Swedish Mining Inspectorate (Bergsstaten) after the assessment of environmental impact data that was collected by independent consultants and submitted by Tasman.  To commence mining, in addition to the Mining Lease an Environmental Permit must be granted to the project, pursuant to the provisions of the Swedish Environmental Code (1998:808). The application for an Environment Permit must include an Environmental Impact Assessment.

Golder Associates were engaged under the PFS to review environmental and social data collected by independent experts commissioned by Tasman, provide input to the PFS report, undertake an environmental and social issues red flag assessment and review and comment upon all issues relating to permitting.  Numerous baseline studies have been completed on and around the Mining Lease, however further studies are expected to be needed for environmental permitting.  Certain nature values have been identified on site, however these are not expected to present major obstacles to project development.  Furthermore, management believes it is unlikely that further studies will find or identify nature values of a character or magnitude that would stop the project from progressing.

All site water discharge will be directed away from the catchment area of the nearby Lake Vättern. The receiving watercourse flows southward of the site area towards smaller lakes and eventually into the Baltic Sea.  The predicted discharge from the mine is high compared to natural flow rates in the stream and would represent a significant portion of the entire streamflow.  This is expected to result in strict control of discharge water quality.

Current process design incorporates a water recycling plant, resulting in a substantial reduction of both make up water intake and the discharge water flow rate.  A detailed water management plan will be developed in later stages of project development.  The water management plan should be based on further information about quality as well as quantity of the water discharge.  Potential need for treatment of the discharge beyond that considered under the PFS will be investigated in the detailed water management plan.

A conceptual level mine closure plan has been prepared for the project under the PFS.  The mine closure plan will be further refined in the Feasibility Study design stage and during operations, to meet any conditions imposed by the Environmental Permit.  Mine closure targets are set so as to ensure safety and no significant on-site or off-site impact.

Figure 1: Processing Flowsheet for Norra Kärr, January 2015

Capital Expenditures

The estimated startup capital cost for the Norra Kärr project, as provided in Table 9, is considered low amongst its peer group of heavy REE projects that can support a mine life in excess of 20 years.  The Capital Cost estimates for the mining operation were developed by GBM with contribution from Golder Associates and WAI.  The extensive existing road/power/rail infrastructure and the presence of a local skilled work force, minimizes the need for off-site infrastructure investment, whilst the ambient temperature and pressure processing conditions reduces the need for high capital cost process equipment.  Tasman is very aware that the project's success is dependent on providing an environmentally and socially sustainable REE supply chain, and therefore significant investments are planned to be made in the management and minimization of water and solid waste streams.  Furthermore, Tasman has focused on the use of Nordic equipment and reagent suppliers wherever possible, to ensure maximum local benefit and minimize any equipment or supply down time.

Initial capital cost for Norra Kärr is estimated to be a relatively low US $378.3 million, including US $40.1 million in Contingency and US $25.3 million in Working Capital.  It is estimated that an additional US $44.3 million shall be required during the life of the project in sustaining capital.

Table 9: Estimated Initial Capital Requirement for Norra Kärr Project Under PFS, January, 2015
COST AREA	INITIAL CAPITAL (US $ M)
Mining	$21.9
Process & Tailings	$169.5
Waste Management	$14.3
Product Handling	-
Infrastructure and Utilities	$18.1
General	$7.5
DIRECT TOTAL	$231.3

EPCM	$36.2
Field Indirect	$45.3
Contingency	$40.1
INDIRECT TOTAL	$121.6

FIXED CAPITAL TOTAL	$352.9

Working Capital	$25.3

TOTAL CAPITAL INVESTMENT	$378.3

Operating Costs

The Operating Cost estimates for the mine were developed by GBM with contribution from Golder Associates and WAI, as provided in Table 10.  The Operating Cost for Norra Kärr incorporates mining, milling, magnetic separation, leaching, purification, precipitation, calcination and transport of a mixed REE-oxide concentrate, as well as water management, tailings disposal, transport of material to and from site, general and administration fees along with associated infrastructure and services.

The Operating Cost estimate also assumes a separation or tolling charge of US $19 per kg, following discussion with various potential industry partners.  Operating costs are viewed as in keeping with peer heavy REE projects, and includes significant investments in water recycling, purification and efficient storage of tailing and waste rock.

Table 10: Operating Cost for Norra Kärr Project Under PFS, January, 2015
OPERATING COSTS	AVG ANNUAL (US $ M)	COST PER KG REO	% OF TOTAL OPEX
MINING COSTS	$6.57	$1.35	3.4%
PROCESSING COSTS
Labour	$8.35	$1.71	4.3%
Reagents	$35.70	7.32	18.4%
Maintenance and Consumables	$7.89	$1.62	4.1%
Utilities	$12.88	$2.64	6.7%
Water Treatment and Waste Management	$24.40	$5.00	12.6%
GENERAL AND ADMIN	$5.08	$1.04	2.6%
REFINING/SEPARATION COSTS	$92.6	$19.00	47.9%
TOTAL	$193.51	$39.69	100.0%

NPV Sensitivity Analysis

Beyond the base case analysis, a sensitivity analysis was performed on the economic model to assess the impact for changes in the REE price deck as well as changes to the operational costs.  The results of the sensitivity analysis are provided in Table 11, which demonstrate that the economic model is most sensitive to changes in the REO basket prices, followed by initial capital expenditures and finally increases or decreases in operational costs.

Table 11:  Norra Kärr, Sensitivity Analysis of Cost Assumptions under PFS (base case highlighted in grey)
Selling Price of REO Basket		NPV (US$ M) @10%	IRR
US $54.8 /kg	Decrease 15%	$61.6	12%
US $58.0 /kg	Decrease 10%	$145.3	15%
US $61.2 /kg	Decrease 5%	$229.0	17%
US $64.5 /kg	Base Case	$312.6	20%
US $67.7 /kg	Increase 5%	$396.3	22%
US $70.9 /kg	Increase 10%	$480.0	24%
US $74.1 /kg	Increase 15%	$563.7	27%

Initial Capital Expenditure (US$ M)		NPV (US$ M) @10%	IRR
US $ 340.5 m	Decrease 10%	$342.1	22%
US $ 359.4 m	Decrease 5%	$327.5	21%
US $ 378.3 m	Base Case	$312.6	20%
US $ 397.2 m	Increase 5%	$297.9	19%
US $ 416.1 m	Increase 10%	$283.2	18%
US $ 435.0 m	Increase 15%	$268.5	18%
US $ 453.9 m	Increase 20%	$253.8	17%

Operating Costs/kg TREO Output		NPV(US $ M) @10%	IRR
$35.7	Decrease 10%	$363.9	21%
$37.7	Decrease 5%	$338.3	21%
$39.7	Base Case	$312.7	20%
$41.7	Increase 5%	$287.1	19%
$43.7	Increase 10%	$261.5	18%
$45.6	Increase 15%	$235.9	18%
$47.6	Increase 20%	$210.3	17%

Rare Earth Pricing and Markets

Pricing assumptions used in the PFS financial model were provided by independent consultants at Denco following a market study on various industry segments, and discussions with various industry partners, as provided in Table 12.

REE pricing is more challenging to forecast than other commodities, as they are traded on a contract basis and have varying pricing points based on purity, transaction volume and other supply conditions.  Sources for current REE pricing include news publications such as Metal-Pages, Asian Metal and Industrial Minerals.  These sources can provide regularly updated contract pricing data, though the volume of material sold that correspond with each price point is not known.

REE pricing is impacted by more than just supply and demand.  Prices have been volatile for the last decade as China introduced export quotas in 2005 and significantly reduced them in 2010, which sent some rare earth prices up over 10 times.  Prices in 2011 were at unprecedented highs, which resulted in stockpiling, recycling and research into the reduction of usage in certain applications.  Currently, prices are depressed as demand growth has slowed and inventory (including illegal product) continues to work through the system.

The involvement of centralized Chinese planning in the REE sector remains highly relevant, with 2014 witnessing very significant attempts to consolidate production under state-owned enterprises, increase supply chain integration and reduce black market smuggling of higher priced heavy REE's.  Despite this, production and separation capacity for light REE's remains in severe over supply within China.  Chinese government influence is widely forecast to remain high in the REE sector.  A new Chinese export-tax system, replacing the quota system, is anticipated to provide both price control and volume constraint in the future.

The long term price forecast used in the PFS is lower than the trailing 3-year average for all elements but above current prices for some elements today (Nd, Tb, Dy and Y).  Higher prices are primarily supported by demand growth for permanent magnets and the slow ramp up of heavy rare earth mines outside of China.  Tasman believes that pricing for La and Ce will continue to be depressed in the long-term due to new production from Lynas and Molycorp as well as the continued ramp up of production from both facilities.  As noted, only 2.6% of revenue from Norra Kärr under the PFS is derived from La and Ce.

Table 12: Rare Earth Oxide Price Assumptions for Norra Kärr PFS, January 2015
REE OXIDE	PFS Pricing (US $/kg)	Current (Dec 2014) (US $/kg)	Trailing 3 year Avg (US $/kg)
Ce2O3	5.00	4.65	11.88
La2O3	7.00	4.85	11.99
Pr2O3	115.00	117.00	110.94
Nd2O3	80.00	58.00	84.32
Sm2O3	8.00	16.50	27.59
Eu2O3	700.00	705.00	1,455.48
Gd2O3	40.00	46.50	65.34
Tb2O3	950.00	615.00	1,199.23
Dy2O3	575.00	340.00	670.69
Ho2O3	n/a	n/a	n/a
Er2O3	n/a	n/a	n/a
Tm2O3	n/a	n/a	n/a
Yb2O3	n/a	n/a	n/a
Lu2O3	900.00	n/a	n/a
Y2O3	25.00	14.00	44.40
NK Basket	$64.46	$41.42	$80.65

Project Opportunities

The Company, in conjunction with the PFS consultants, has identified a range of areas warranting further investigation during the planned project optimization phase.  Opportunities relating to process improvements and cost reductions of the existing flowsheet are underway, however additional opportunities for by-product development may be available.  Norra Kärr's unique location in Europe surrounded by well developed infrastructure and in close proximity to the large European population allows the supply of bulk materials to be considered.

Opportunities under consideration include:

•	further development of nepheline/feldspar product for ceramic and glass markets;
•	development of saleable Zr and Hf products for nuclear or ceramic industries;
•	development of silca-based thermal insulation products;
•	recycling and substitution of high cost reagents;
•	in-house separation/group separation;
•	removal of Ce/La on site to increase basket price;
•	recovery increase;
•	alternate water management solutions;
•	alternate mining scenarios; and/or
•	increasing mine life or production rate with expanded resource.

NI 43-101 Compliance

A technical report supporting the PFS is available in its entirety, available on the SEDAR website at www.sedar.com or the Company's website at www.tasmanmetals.com.  The report was prepared by GBM Minerals Engineering Consultants Limited under the guidance of Michael Short, Principal Consultant for GBM Minerals Engineering Consultants Limited who is a "Qualified Person" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The Mineral Resource and Mineral Reserve estimates were completed by Wardell Armstrong International Limited under the supervision of Greg Moseley and Mark Mounde, who are both "Qualified Persons" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The process and infrastructure design and cost estimation for the integrated processing plant for the Study was completed by GBM Minerals Engineering Consultants Limited under the supervision of Michael Short who is a "Qualified Person" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Scientific and technical information contained in this news release in relation to metallurgical test work was completed by GBM Minerals Engineering Consultants Limited under the supervision of Michael Short who is a "Qualified Person" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The environmental and social section and the permitting review was completed by Golder Associate Oy under the supervision of Gareth Digges La Touche who is a "Qualified Person" in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Olserum

On October 13, 2011 Tasman announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden, located only 100km east of the Company's flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Limited, for a total consideration of 37,746 common shares in Tasman.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim 1,100 Ha in size, and five surrounding exploration claim applications 5,160 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey ("SGU") in the early 1990's, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium ("Y") enriched outcrops associated with historic iron ore prospects was noted.  In 2003 the Swedish exploration company IGE Resources AB ("IGE") claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005 a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered a REE mineralized zone 600m in length and up to 100m wide.  Drilling was performed on 40m spaced profiles with typically two holes on each profile.

In late 2012, Tasman completed a drill program at Olserum.  Five holes, totalling 997.0m, were drilled to confirm previous drilling results and infill untested sections.  All five holes intersected significant REE mineralization.  Best results returned from holes OLR12001 through OLR12005 are provided in Table13:

Table 13:  Drilling Results from Tasman 2012 Program, Olserum
DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)	EASTING	NORTHING	AZIMUTH (deg)	DIP (deg)
OLR12001	59.7	157.9	98.2	0.60%	36.3%	580072	6423831	209	- 46
Including	59.7	85.95	25.3	1.02%	42.3%
OLR12002	83.1	225.3	142.2	0.65%	26.6%	580127	6423833	195	- 55
Including	132.4	169.5	37.1	1.00%	22.9%
OLR12003	117.0	250.6	133.6	0.52%	42.1%	580083	6423863	207	- 61
Including	190.1	203.0	12.9	1.14%	42.6%
OLR12004	47.9	178.9	131.0	0.49%	44.7%	579995	6423857	205	- 55
Including	118.7	135.7	17.0	1.01%	47.3%
OLR12005	52.8	121.6	68.8	0.39%	24.7%	580145	6423705	19	- 43
Including	75.3	107.4	32.1	0.52%	27.3%
 TREO (total rare earth oxide) =   sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
 HREO (heavy rare earth oxide) =  sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
 Most significant REO's by % are:  Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3
 EASTING, NORTHING provided in SWEREF99TM coordinate system

Petrological, MLA and microprobe research was undertaken to identify REE bearing minerals within 18 samples taken from Olserum drill core.  Mineralogy was determined to be simple, with coarse to fine grained xenotime, monazite and rare apatite recognized as the host to all significant REE's.

Using all available drilling data, the independent resource estimate for Olserum was published in February 2013.  The resource estimate was prepared by consulting geologists at ReedLeyton Consulting Pty Ltd following site visits, core sampling and geological modeling.  Following a review by the BCSC, a revised resource estimate was completed and submitted in July 2013.  The conclusions reached in the amended Olserum technical report have not varied from those disclosed in the previously filed report.  Along with Norra Kärr, Olserum is the second of Tasman's resource-stage REE projects.

Readers are encouraged to review the entire Olserum technical report available on the SEDAR website at www.sedar.com or the Company's website at www.tasmanmetals.com.

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Resources - This section uses the terms "Indicated  Mineral Resource" and "Indicated Resource".  We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources.  This section uses the term "Inferred Resource" (also referred to as "Inferred Mineral
Resource").  We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Mineral Resources were modelled applying six different TREO cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Tables 14 and 15).  At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO, both with 34% of the TREO being the higher value HREO.  Table 16 and 17 provide the grade averages for rare earth oxides at the various cut-offs.

Table 14: Indicated Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	1.0	0.89	32.3	292	1800	1314	8,620
0.6	1.7	0.78	32.9	262	1610	1146	13,360
0.5	3.0	0.68	33.3	232	1420	996	20,650
0.4	4.5	0.60	33.9	209	1283	878	27,260	BASE CASE
0.3	6.3	0.53	34.4	187	1146	769	33,530
0.2	7.7	0.48	34.5	0.017	1042	700	37,030

Table15: Inferred Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	0.9	0.85	31.8	288	1667	1294	7,947
0.6	1.6	0.77	32.5	264	1547	1151	12,088
0.5	2.5	0.69	33.6	242	1445	1018	16,960
0.4	3.3	0.63	33.7	222	1320	925	20,770	BASE CASE
0.3	4.2	0.57	33.9	202	1205	841	23,820
0.2	4.7	0.54	33.9	191	1134	790	25,050
Notes:
1.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3.	HREO includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
4.
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Bench scale metallurgical tests were completed on an Olserum composite sample in 2005.  Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%.

5.
The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of ReedLeyton Consultants Pty Ltd, and is based on geological and geochemical data supplied by Tasman, as audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

6.
The resource estimate has been classified as an Indicated and Inferred Resource based on the distance-space between sample data within the current deposit outline.  Variograms were obtained from a variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

7.	The resource estimate is based on:
▪
A database of 31 "In Resource" drill holes totalling 5,297m of diamond drilling completed by Tasman and previous project owner IGE since 2004 where samples were composited on 1m lengths.  All assays by both Tasman and IGE were completed at laboratories in Vancouver, British Columbia.

▪
Specific gravity (SG) has an overall mean of 2.80 g/cc from 458 SG readings.  The mean of the mineralisation of 2.82 g/cc was used in the estimate and a mean of the host rock of 2.67 g/cc was used in the estimate

▪	Block model was estimated by ordinary kriging interpolation method on blocks 5m (x) x 20m (y) x 10m (z).
▪	Metallurgical test work at Olserum is in progress and no information was available at the time of this resource calculation.

In order to demonstrate that the mineralization as estimated in the block model has a reasonable expectation of being mined at some time in the foreseeable future, ReedLeyton completed a mining optimisation exercise.  As the mining concept for the Olserum Deposit is currently surface mining, Whittle® software was used to generate a conceptual pit shell.  Notwithstanding the pit optimisation exercise, it has not resulted in an engineered and operational open-pit mine design.  Operating assumptions used for the Whittle® pit shell were based from the Norra Kärr PEA Report.  Norra Kärr lies 100km northwest of Olserum with similar grade and surface aspect.  The economic assumptions used to derive the optimised pit shell include:

•	Stripping Cost $/tonne mined US $3.66
•	Mining Cost $/tonne mined US $3.66
•	Processing Cost $/tonne mineralized material US $41.48
•	REO Recovery 80.0%
•	Discount to TREO Basket Price 38.0% (accounts for REO separation charge)
•	Discounted TREO Price US $31.0 kg
•	5 percent mining loss, 5 percent for mining dilution

Overall, ReedLeyton considered these assumptions are fair for the purpose of determining reasonable prospects for economic extraction of the Olserum deposit but do not demonstrate that the mineralization is economic, since the exercise is not at the level of a preliminary economic assessment and does not conform to the studies required for a preliminary economic assessment.

The drill-defined Mineral Resource at Olserum begins at surface and is open at depth and to the east.  The resources comprise parallel bodies of mineralization, with lower grade intervening material, trending approximately east-west and dipping steeply to the north.  Host rock to mineralization is a biotite and amphibole bearing foliated quartzite, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.  Tables 16 and 17 provide the grade averages for rare earth oxides at the various cut offs.

Table 16: Indicated Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.125	0.281	0.034	0.131	0.029	0.001	0.029	0.005	0.029	0.006	0.017	0.002	0.015	0.002	0.180
0.6	0.109	0.244	0.030	0.115	0.026	0.001	0.026	0.004	0.026	0.005	0.015	0.002	0.014	0.002	0.161
0.5	0.094	0.212	0.026	0.100	0.023	0.001	0.023	0.004	0.023	0.005	0.014	0.002	0.012	0.002	0.142
0.4	0.083	0.186	0.023	0.088	0.020	0.001	0.021	0.004	0.021	0.004	0.012	0.002	0.011	0.002	0.128
0.3	0.072	0.163	0.020	0.077	0.018	0.000	0.018	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.115
0.2	0.065	0.147	0.018	0.070	0.016	0.000	0.017	0.003	0.017	0.004	0.010	0.001	0.009	0.001	0.104

Table 17: Inferred Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.118	0.270	0.033	0.129	0.030	0.001	0.029	0.005	0.029	0.006	0.016	0.002	0.014	0.002	0.167
0.6	0.105	0.241	0.030	0.115	0.027	0.001	0.026	0.005	0.026	0.005	0.015	0.002	0.013	0.002	0.155
0.5	0.093	0.213	0.026	0.102	0.024	0.001	0.024	0.004	0.024	0.005	0.014	0.002	0.012	0.002	0.145
0.4	0.084	0.194	0.024	0.093	0.022	0.001	0.022	0.004	0.022	0.005	0.013	0.002	0.011	0.002	0.132
0.3	0.077	0.176	0.022	0.084	0.020	0.000	0.020	0.003	0.020	0.004	0.012	0.002	0.010	0.001	0.121
0.2	0.072	0.166	0.020	0.079	0.018	0.000	0.019	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.113

In August 2013, the Company announced results of the first phase of metallurgical testing on representative mineralization samples from Olserum.  Magnetic separation and flotation tests produced a mineral concentrate with REE recovery in excess of 90% within a concentrate mass between 6% and 7% of the original sample.  This represents a very encouraging increase in REE grade of approximately 14 times.  A very high grade magnetite concentrate was also produced as a by-product during testing.  This metallurgical research, and the ongoing testing, was conducted and paid for under the European Commission's EURARE research project as was press released by Tasman on July 10, 2013.

As anticipated, the low intensity magnetic separator ("LIMS") was extremely efficient in the separation of magnetite from other minerals present.  In test 8 the magnetic concentrate comprised 2.93% of the rock mass and showed a grade of Fe 65.5%, being very close to the iron content of pure magnetite.  The best REE recovery results were obtained where highest REE recovery was achieved in the lowest concentrate mass (mass pull) as described below:

Table 18: REE recovery for various tests from Olserum
Test	Concentrate Mass (Mass Pull)	Ce Recovery (%)	La Recovery (%)	Y Recovery (%)
3A	6.80%	88.4%	88.8%	92.7%
3B	8.42%	89.6%	90.1%	93.8%
8	5.99%	87.9%	85.3%	91.2%

Tungsten Projects

Sweden

As announced on October 10, 2013 Tasman purchased a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden.  This portfolio includes several of the largest known tungsten occurrences in Scandinavia, including the former Yxsjöberg mine which accounts for more than 90% of the tungsten previously produced in Sweden.  The projects were purchased outright for a total consideration of 50,000 common shares in Tasman and $45,000 cash.  A further 50,000 common shares are issuable upon commencement of production from any of the tungsten projects.  All projects have extensive historic information including drilling, production and metallurgical data, and are supported by excellent road, rail and power infrastructure.  In addition, Tasman has made an application for an additional claim in the Bergslagen district.

Based on its economic importance and high risk of supply disruption, tungsten has been named a "critical" metal in recent British Geological Survey ("BGS") and European Commission ("EC") publications.  Tungsten is an essential industrial element with hundreds of end-use applications.  It has the highest melting point (3,410°C) and highest tensile strength (19.3 gms/cc) of all pure metals and is therefore highly sought after for drilling and cutting equipment (termed hardmetals), specialty steels and aerospace applications.

The acquired tungsten projects are approximately centered on the Yxsjöberg historical mine where a mill and tailings dam remains on site.  Simple road access links all project areas.  The data from the mines is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.  Tasman has not completed sufficient exploration to verify the estimates and is not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

Yxsjöberg

The Yxsjöberg historical mine is the by far largest known tungsten mineralization in Sweden, from which more than 90% of all tungsten produced in the country emanates.  The deposit is of a skarn-hosted tungsten-copper-beryllium- fluorite style consisting of three mineralized material bodies (Kvarnåsen, Nävergruvan, Finngruvan) which lie in the same folded, skarn altered limestone horizon.  Earliest records of mining date back to 1728 and small scale mining for copper continued intermittently until the 19th century.  The tungsten mineral scheelite (CaWO4) was first identified in 1862 and the earliest recorded production of tungsten in 1918.  A new concentrator was built in 1937, and a roasting furnace and gravity separator added in 1951.  A circuit for the production of fluorite concentrate was added in 1956.  Fluorite remains a potential by-product to any future operation.

The price of tungsten fell in the early 1960s, and the mine was closed in 1963 and subsequently allowed to flood.  By the end of the 1960s however, the tungsten price had recovered and interest was renewed.  In 1969 the Swedish State-owned mining company, AB Statsgruvor, acquired the mine and constructed a new concentrator and head frame.  This new plant began with gravity separation, but was converted to selective flotation in 1977.  The mine and plant were closed again in 1989 due to low tungsten prices, when the deepest levels of the mine had reached approximately

600m.  A total of more than 5 million tonnes of mineralized material averaging approximately 0.35% WO3 (with additional copper and fluorite) were extracted during the life of the Yxsjöberg mine.  Significant mineralization remained in situ at the final closure in 1989.

Apart from remediation and environmental management, the plant has largely been left untouched since the closure of the mine, as have two large tailings dams estimated to contain a total of 4.6 million metric tonnes of material.

Other

The other tungsten projects comprise Wigström, Sandudden, Gensgruvan, Gussarvet, and Gustavsberg.

Tasman is compiling historic data for this tungsten portfolio and completing low intensity surface prospecting and sampling activity.  Sampling and mapping will be increased during the fiscal year ending August 31, 2015 and may include geophysical exploration should results prove encouraging.

Chromite Projects

In December 2014 the Company announced that it had entered into a letter of agreement (the "Letter Agreement") with Kipu Metals Corp. ("Kipu") under which the Company will acquire (the "Acquisition") a 100% interest in a portfolio of stratiform chromite projects in north-eastern Finland totaling 11,400 ha in size (the "Chromite Portfolio") in exchange for the refund of costs incurred to date of $45,529 by Kipu.  There is no additional consideration for the Acquisition.  Closing of the Acquisition is subject to TSXV approval.

Mr. Michael Hudson, a director of the Company, and Mr. Mark Saxon, the Company's President, CEO and a director, are also directors and shareholders of Kipu.  As a result, the Acquisition is a related party transaction as such term is defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").  The Acquisition is exempt from the valuation and minority shareholder approval requirements pursuant to exemptions available to the Company under MI 61-101 as the total consideration being received by Mr. Hudson and Mr. Saxon does not exceed 25% of Tasman's market capitalization.

On closing of the Acquisition, Tasman will acquire two chromite projects (Akanvaara and Koitelainen) that lie approximately 75 km apart in north-eastern Finland.  The projects are secured by 120 exploration claims and claim applications totaling 11,400 hectares in size.  North-eastern Finland has been a very active exploration district, following the discovery of the large Sakati Cu-Ni deposit by Anglo American, as announced in November 2011.

Based on its economic importance to European industry and a high risk of supply disruption, both chromium and PGEs are defined as "critical" raw materials within recent European Commission ("EC") publications (see:http://ec.europa.eu/enterprise/policies/raw-materials/critical/index_en.htm), in line with the balance of Tasman's existing project portfolio.

Chromium ("Cr") is an essential industrial element due in particular to its strengthening effect on steel alloys and its resistance to corrosion.  Most (>90%) of the current global chromite production is destined for use in the metallurgical industry, in particular for stainless steel which requires a minimum of 10.5% Cr by mass to impart favorable strength and anti-corrosion properties.  The remaining chromite is used in the aeronautics (for the protection of aluminium aircraft bodies), foundry, chemical and refractory sectors.  Overall, demand growth for stainless steel and therefore chromium is forecast in the range 4% - 5% per year to 2020.

European stainless steel production is highly significant, second only to China in scale and accounting for some 20% of global output.  Europe's share of world chromium metal demand is equally significant, estimated by the European Commission at 1,800,000 tonnes (approximately 18.5% of global consumption).  At present, 80% of this demand is supplied from South Africa, whilst together Kazakhstan and South Africa hold greater than 85% of the currently known global resources (source USGS).

The Akanvaara and Koitelainen chromite projects are of a stratiform intrusion-hosted style, which together with similar deposits on the Kola Peninsula of Russia, constitute one of the largest known undeveloped resources of chromite in the world.  The Akanvaara and Koitelainen intrusions are part of a group of Archean/early Proterozoic mafic layered intrusions within the Fennoscandian Shield, which show cumulate igneous layering similar to other large layered intrusions (Fiskenaesset, Burakovka, Bushveld), and host deposits of chromite, vanadium, titanium, PGEs and gold.

Akanvaara

The Akanvaara layered intrusion is located 140 km northeast of the town of Rovaniemi, with simple vehicle access through a network of gravel logging and drill roads.  The closest rail access lies some 40km to the south, and a commercial airport in Kemijärvi being 62 km to the northeast.  The Akanvaara project consists of 53 granted claims for 4,750 hectares.

The Akanvaara mafic intrusion has a known surface area of about 50 km2, with a strike length along magmatic layering of 10 km and a total stratigraphic thickness of approximately 3.1 km.  The intrusion is characterised by a persistently layered sequence of mafic and ultramafic gabbro, pyroxenite, anorthosite and chromitite (chromium enriched) above a lower chilled margin.

GTK discovered and explored the Akanvaara intrusion from 1990 to 1999, at which point the project was offered for tender.  Work completed by GTK included ground geophysical surveys (magnetic, electromagnetic, gravity); diamond drilling of 118 holes for a total of 18,136 m; and laboratory scale beneficiation testing on a number of mineralization styles.  Twenty-three (23) chromitite layers were discovered within the Akanvaara intrusion, each with different thickness, strike extent and potential, across a total stratigraphic thickness of 1,100 m.  Mineralized lenses vary from centimetre to tens of metres in thickness.

Following drilling, GTK completed an historic resource calculation on the three most persistent chromitite lenses and a vanadium enriched gabbro.  Cumulate layers are noted to be very strike extensive with predictable grade and thickness.  Historical resource estimates are provided in Table 19 and are based upon a report entitled "Akanvaaran intrusion kromi-, kromivanadiini, vanadiini- ja platinametalli- kultaesiintynay" by Mutatanen, T. 1998 on behalf of GTK.

Table 19:  Historical Resource Estimate for the Akanvaara Chromite Project, Finland
Name	Historical Resources (Million Tonnes)	Cr %	PGE ppm	V %	Comments
Akanvaara LC*	27.0	15.7	0.60	0.00
Akanvaara UC*	18.1	22.8	0.91	0.40	Reef thickness is 1 m, extent 7.9 km along strike, tonnage is estimated down to 300 m vertical depth where the occurrence is open along dip.
Akanvaara ULC*	10.0	15.3	0.00	0.00
Base of Magnetic Gabbro*	20.0	0.0	0.00	0.34	The 6 - 13 metres thick basal part of the magnetite gabbro unit, with V-rich magnetite. 20 million metric tons down to 100 metres (vertical) depth, with 0.34 % V, 0.10 % Cu, and 2.5 g/t Ag.

*	The data from these projects is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. Tasman has not completed sufficient exploration to verify the estimates and we are not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

GTK commissioned a preliminary mineral processing test.  Samples from the UC horizon were used for flotation tests, which yielded a chromite concentrate with 33.8% Cr2O3 (chromium oxide) and 0.55% V with recovery of 92% and 88% respectively.  The chromite concentrate was shown to be relatively rich in iron, low in alumina and practically devoid of magnesium.  This suggests Akanvaara chromite-vanadium concentrate may have potential as a metallurgical and chemical grade raw material for production of ferrochrome, chrome-vanadium alloys and chrome chemicals.

Flotation tests completed on the ULC material gave a higher-grade concentrate of 38.3% Cr203, with the promising recovery of 86%.

A series of magnetic concentrates (approximately 10 - 12 weight % of the feed) were produced from the Magnetic Gabbro Unit which contained 1.55 - 1.59 weight % V with up to 60% recovery of vanadium.  A number of copper (Cu)-sulphide concentrates were also produced by flotation of this Magnetic Gabbro sample with a grade of 8 - 14% Cu, 1.4 g/t Au, 53 - 57 g/t Ag, 0.073 g/t Rh and 0.068 g/t Pt.

Subsequent to GTKs tender, the property was held by Finnish company Outokumpu, who evaluated Akanvaara for PGEs and recognised that magnetite-bearing gabbros in the uppermost section of the intrusion where little GTK drilling was complete were highly anomalous in PGEs (to 1.26 g/t).  Outokumpu completed 5 drill holes and undertook extensive surface sampling.

Koitelainen

The Koitelainen layered intrusion is located 75 km northwest of Akanvaara.  The nearest railroad is found in Salla, 100 km to the south, and the area is accessible by car through a network of gravel logging and drill roads.  The Koitelainen project consists of 67 claim applications for 6650 hectares and is totally contained within a Natura 2000 area.

The Koitelainen intrusion is a flat, oval-shaped anticline, 26 km x 29 km in size with an estimated maximum thickness of around 3.2 km.  The interior of the anticline is made up of Archean footwall rocks to the intrusion through which the intrusion was emplaced.  The intrusion is divided into an ultramafic Lower Zone ("LZ"), a gabbroic Main Zone ("MZ") and a gabbroic Upper Zone ("UZ").

Chromite mineralization at Koitelainen was first discovered in 1977, and two principal levels of chromite mineralization are now known.  The Lower Chromitite ("LC") layers are found within a pyroxene cumulate, and are continuous in drilling over a distance of about 20 km.  Four to six layers each over 0.3 m thick, with Cr2O3 from 10.6% to 32.2% have been discovered, the thickest drill intersection being 2.9 metres.  The basal contacts are generally sharp; the hanging wall contact is gradational from massive chromitite to chromite-disseminated pyroxenite.  The Upper Chromitite ("UC") layer is a distinct interval up to 2.2 metres thick containing 21% Cr2O3, 0.4% V and 1.1 ppm PGE.  The UC is strike continuous, and compositionally and mineralogically homogeneous.

From 1973 to 1999, 131 holes for a total of 16,440 m were drilled at a range of chromite, PGE and vanadium targets at Koitelainen.  All drilling was completed on behalf of GTK, and the core remains in storage in Finland.

Using 42 drill holes, GTK undertook a resource estimate for a vanadium enriched ilmenomagnetite unit, discovered within the upper parts of the Koitelainen layered intrusion.  Using 17 drill holes and 4 drill holes, GTK completed historic resource calculations on the Upper and Lower Chromitite horizons respectively.  The Upper Chromitite layer is 1.3 m thick, and is noted to be very strike extensive with predictable grade and thickness.  Historical resource estimates are provided in Table 20 and are based upon a report entitled "Koitelaisen malmitutkimukset vuosina 1979-1989" by Mutatanen, T. 1989 on behalf of the Geological Survey of Finland.

Table 20:  Historical Resource Estimate for the Koitelainen Chromite Project, Finland

Name	Historical Resources (Million tonnes)	Cr %	PGE ppm	V %	Comments
Magnetite Gabbro*	10.8	0.0	0.00	0.2	42 drill holes used in resource calculation. 4 strike extensive mineralized units, up to 40m thick.
Koitelainen UC*	70.0	15.7	1.10	0.0	The distinct UC layer averages 1.3 m thick. Resource to 500m vertical depth. 17 drill holes used in resource calculation.
Koitelainen LC*	2.0	14.4	1.38	0.4	The three to six LC layers extends for at least 20 km along strike.

*	The data from these projects is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. Tasman has not completed sufficient exploration to verify the estimates and we are not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

Metallurgical testwork from Koitelainen has been poorly recorded and appears limited to the Magnetite Gabbro. In 1976, it is reported that drill core was used as feed materials for weak magnetic separation testwork. Recovery of the magnetic material was approximately 90%, with a concentrate grade of 50-50% Fe and 0.8-1.2% V.

Iron Projects

Tasman retains a 25% interest in four claims following the joint venture of iron ore projects to an Australian Stock Exchange listed company.  In addition, Tasman retains a 2% net smelter royalty on two claims following the sale of iron ore projects to a London Stock Exchange listed company.

2015 Exploration Budget

The Company had prepared a budget of approximately $3,220,000 for the fiscal year ending August 31, 2015 to be used for completion of the PFS, exploration, metallurgy and permitting activities on the Norra Kärr and Yxsjöberg properties and for ongoing corporate and field general administration and overhead.  Drilling of the Norra Kärr project was completed in December 2014, with the cost borne largely by the EURARE project.  The PFS has now been delivered and no further cost is anticipated in this area.

The Company is not incurring significant costs on the Olserum project and does not intend to incur significant costs until a further financing is completed and the mining lease, currently under application, is granted.  The Company is, however, continuing with metallurgical research, of which the majority of the costs are being funded through the Company's participation in a European Union funding initiative for studying supply of critical materials.

The Company is planning to undertake only low cost data compilation and review of the new chromite projects at this time.

The exploration budget may change pending any future financings.

Qualified Person

The qualified person for Tasman's projects, Mr. Mark Saxon, the Company's President and Chief Executive Officer, a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected financial information is derived from the unaudited condensed consolidated interim financial statements of the Company prepared in accordance with IFRS.

	Fiscal 2015		Fiscal 2014				Fiscal 2013
Three Months Ended	Feb. 28, 2015 $	Nov. 30, 2014 $	Aug. 31, 2014 $	May 31, 2014 $	Feb. 28, 2014 $	Nov. 30, 2013 $	Aug. 31, 2013 $	May 31, 2013 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Expenses	(394,274)	(457,724)	(449,118)	(578,083)	(638,057)	(766,824)	(679,723)	(576,014)
Other items	8,491	15,996	(2,287)	(33,713)	15,157	10,917	(462,602)	22,139
Net loss	(385,783)	(441,728)	(451,405)	(611,796)	(622,900)	(755,907)	(1,142,325)	(553,875)
Other comprehensive gain(loss)	219	(1,668)	16,744	(10,141)	3,014	(12,007)	(27,800)	(3,129)
Comprehensive loss	(385,564)	(443,396)	(434,661)	(621,937)	(619,886)	(767,914)	(1,170,125)	(557,004)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital	3,401,657	4,347,099	5,403,122	7,160,151	7,056,411	4,091,866	5,094,986	6,241,592
Total assets	15,956,698	16,451,844	17,375,571	17,470,818	16,682,588	13,130,518	13,856,353	13,595,076
Total long term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

Three Months Ended February 28, 2015 Compared to the Three Months Ended November 30, 2014

During the three months ended February 28, 2015 the Company reported a net loss of $385,783 ($0.01 per share), compared to a net loss of $441,728 ($0.01 per share) for the three months ended November 30, 2014, a decrease in loss of $55,945.  The decrease was due to a general decrease in costs.

Six Months Ended February 28, 2015 Compared to the Six Months Ended February 28, 2014

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

During the six months ended February 28, 2015 (the "2015 period"), the Company incurred a net loss of $827,511 ($0.01 per share) compared to a net loss of $1,378,807 ($0.03 per share) for the six months ended February 28, 2014 (the "2014 period").  The $551,296 decrease in loss during the 2015 period was attributed to a reduction of corporate and investor relations activities during the current economic period, reduction in legal costs, reallocation of human resources and reduced recognition of share-based compensation.

Excluding share-based compensation, general and administrative expenses decreased by $460,983, from $1,261,681 during the 2014 period to $800,698 during the 2015 period.  Specific general and administrative expenses of note during the 2015 period are as follows:

•
incurred $65,862 (2014 - $76,639) for accounting and administration of which $32,200 (2014 - $37,500) was charged by Chase Management Ltd. ("Chase"), a private corporation controlled by Mr. Nick DeMare, the CFO and a director of the Company, and $33,662 (2014 - $39,139) was charged for accounting services provided in Sweden;

•
$58,053 (2014 - $87,440) for travel expenses, primarily for Company personnel to oversee the Company's ongoing property exploration programs and attend international investment conferences.  Travel expenses were lower during the 2015 period compared to the 2014 period due to a reduction in corporate travel;

•
corporate development expenses were lower during the 2015 period compared to the 2014 period from $75,208 in the 2014 period to $14,031 in the 2015 period.  During the 2014 period the Company attended several international investment conferences;

●	incurred $226,429 (2014 - $260,844) for professional services, of which $122,500 (2014 - $126,000) was charged by directors and officers of the Company, $10,108 (2014 - $46,753) by consultants in Sweden and $93,821 (2014 - $88,091) by consultants for general corporate services;
•	$90,000 (2014 - $81,000) for management fees charged through Sierra Peru Pty ("Sierra") for remuneration of Mr. Mark Saxon, the Company's President and CEO;
•	salaries and benefits decreased by $163,273, from $178,463 in the 2014 period to $15,190 in the 2015 period due to termination of employees during fiscal 2015; and
•
legal fees decreased by $138,366, from $222,813 in the 2014 period to $84,447 in the 2015 period.  During the 2014 period, legal fees were higher due to the preparation and filing of the base shelf prospectus and the Form 20-F.

During the 2015 period the Company recorded $51,300 (2014 - $143,200) for share-based compensation for the immediate vesting of 135,000 (2014 - 260,000) share options granted.

During the 2015 period the Company did not complete any private placements.

During the 2014 period the Company completed the first tranche of a private placement of 3,875,863 units for gross proceeds of $4,263,449.  On March 31, 2014 the Company closed the second tranche of its private placement financing and issued 1,044,077 units for gross proceeds of $1,148,485.  The proceeds were allocated to advance work on the Company's Norra Kärr and Olserum projects and for general working capital purposes.  In addition, during the 2014 period, the Company received $38,000 from the exercise of share options for 50,000 common shares.

Interest income generated during the 2015 period was $29,010, a decrease of $5,851 from $34,861 earned during the 2014 period.  The decrease in interest income during the 2015 period was due to higher yields obtained during the 2014 period.

Investments

The Company holds 2,647,059 common shares of Hannans Reward Limited ("Hannans") and 600,000 common shares of Thomson Resources Ltd. ("Thomson"), public companies listed on the Australian Stock Exchange, and have been designated as available-for-sale for accounting purposes.  As at February 28, 2015 the quoted market value of the Hannans shares was $25,850 and the Thomson shares was $11,719.

Exploration and Evaluation Assets

During the 2015 period the Company incurred a total of $1,255,534 (2014 - $892,686) on the acquisition, exploration and evaluation of its unproven resources assets, of which $1,203,137 (2014 - $711,072) was incurred on the Norra Kärr property and $52,397 (2014 - $181,614) on other properties.  Primary activities during the 2015 period were focused on completing metallurgical testing and preparation of the PFS on the Norra Kärr property.  The work on the PFS has now been completed and the PFS was filed in March 2015.  Details of the exploration activities conducted during the 2015 period are described in "Exploration Projects" in this MD&A.

The carrying costs of the Company's exploration and evaluation assets are as follows:

	As at February 28, 2015			As at August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	94,877	11,090,340	11,185,217	92,797	9,889,283	9,982,080
Olserum	143,357	570,076	713,433	143,357	568,594	711,951
Other	38,701	4,130	42,831	15,960	4,758	20,718
Other Properties	122,752	50,800	173,552	112,853	39,051	151,904
	399,687	11,715,346	12,115,033	364,967	10,501,686	10,866,653

Exploration and evaluation activities incurred during the year ended August 31, 2014 and the six months ended February 28, 2015 are as follows:

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2013	7,202,949	613,182	64,948	2,860	7,883,939
Exploration costs
Consulting	532,787	72,570	-	33,436	638,793
Database	2,424	-	-	191	2,615
Exploration site	8,490	1,069	-	265	9,824
Geochemical	94,079	3,723	-	4,192	101,994
Geological	156,299	-	-	-	156,299
Maps	1,442	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	429,895
Technical report	1,364,575	-	-	-	1,364,575
Salaries	29,188	-	-	-	29,188
Surface rights	76,364	-	-	-	76,364
Travel	13,836	2,896	-	76	16,808
	2,709,379	80,258	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	16,353	51,696
Issuance of common shares	52,920	-	-	51,500	104,420
Acquisition	-	-	-	45,000	45,000
	69,752	18,511	-	112,853	201,116
Impairment	-	-	(44,230)	(2,406)	(46,636)
Balance at August 31, 2014	9,982,080	711,951	20,718	151,904	10,866,653
Exploration costs
Consulting	186,521	-	-	3,142	189,663
Drilling	105,744	-	-	-	105,744
Exploration site	322	607	-	-	929
Geochemical	32,325	-	-	2,555	34,880
Geological	43,965	-	-	-	43,965
Maps	-	-	-	3,974	3,974
Technical report	754,042	-	-	-	754,042

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $
Salaries	22,803	875	-	2,078	25,756
Surface rights	53,339	-	-	-	53,339
Travel	1,996	-	-	-	1,996
	1,201,057	1,482	-	11,749	1,214,288
Acquisition costs			-
Mining rights	2,080	-	29,267	9,899	41,246
Impairment	-	-	(7,154)	-	(7,154)
Balance at February 28, 2015	11,185,217	713,433	42,831	173,552	12,115,033

Cash Flows

During the 2015 period cash decreased by $2,630,532.  Operations utilized $680,232 and investing activities, mainly for exploration activities on exploration and evaluation assets, utilized $1,950,300.

During the 2014 period cash increased by $1,862,721.  Operations utilized $1,338,172, investing activities, mainly for expenditures on exploration and evaluation assets, utilized $810,327 and financing activities, mainly from the private placement, generated $4,011,220.

Financial Condition / Capital Resources

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

To date the Company has not conducted any borrowing outside of its accounts payable and accrued liabilities incurred for operations and exploration activities.  The Company maintains its cash primarily in Canadian currency in a major Canadian financial institution.  The funds are held in interest-bearing accounts.  The Company is not exposed to significant credit or interest rate risk although cash is held in excess of federally insured levels.

The Company advances funds to its subsidiary as required to satisfy ongoing levels of operations.  There are no legal or economic restrictions on the ability of the Company's subsidiary to transfer funds to the Company in the form of cash dividends, loans or advances.

As at February 28, 2015 the Company had working capital of $3,401,657.  The Company believes that it currently has sufficient financial resources to complete the anticipated exploration programs (see "2014 Exploration Budget") and meet estimated corporate administration costs for the upcoming twelve month period.

The Company filed a final short form base shelf prospectus with certain Canadian and U.S. securities regulatory authorities in August 2013.  The shelf prospectus was declared effective on October 1, 2013.  The shelf prospectus allows the Company to offer, from time to time over a 25-month period, expiring November 1, 2015, up to $25,000,000 of common shares, units and warrants.  In the event the aggregate market value worldwide of the Company's common shares held by non-affiliates of the Company is less than US $75 million, U.S. securities law restricts the issuance of securities during the 12-month period prior to and including the relevant sale to no more than one-third of the aggregate market value worldwide of the Company's common shares held by non-affiliates of the Company.  As of the date of this MD&A, the market value does not exceed the minimum requirements.

The Company is not required to offer or sell all or any portion of the securities pursuant to the shelf prospectus in the future and will only do so if it believes market conditions warrant it.

The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Critical Accounting Estimates

Critical Judgments and Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.
(ii)	Management is required to assess the functional currency of each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
(iii)	Management is required to assess impairment in respect of intangible exploration and evaluation assets. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.
(iv)	Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)	Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.
(ii)	The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets. As a result of this assessment, management has carried out an impairment test on certain other exploration and evaluation assets and an impairment charge of $7,154 (fiscal 2014 - $46,636) was made during the six months ended February 28, 2015.

Changes in Accounting Policies

There are no changes in accounting policies.

Transactions with Related Parties

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the six months ended February 28, 2015 and 2014 the following amounts were incurred with respect to the Company's executive officers, comprising the President (Mark Saxon), former Vice-President of Corporate Development (James Powell) and Chief Financial Officer (Nick DeMare):

	2015 $	2014 $
Management fees - Mr. Saxon	90,000	81,000
Professional fees - Mr. Powell	41,500	48,000
Professional fees - Mr. DeMare	21,000	15,000
	152,500	144,000

As at February 28, 2015, $60,000 (2014 - $7,500) of the above amounts remained unpaid.

The Company has a management agreement with Mr. Saxon, which provides that in the event his services as President are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $15,000 per month, is payable.  If the termination had occurred on February 28, 2015 the amount payable under the agreement would be $360,000.

(b)            Transactions with Other Related Parties

(i)	During the six months ended February 28, 2015 and 2014 the following amounts were incurred with respect to the Company's non-management directors of the Company (David Henstridge, Robert G. Atkinson, Gil Leathley and Michael Hudson):

	2015 $	2014 $
Professional fees - Mr. Henstridge	15,000	24,000
Professional fees - Mr. Atkinson	9,000	9,000
Professional fees - Mr. Leathley	21,000	15,000
Professional fees - Mr. Hudson	15,000	15,000
	60,000	63,000

As at February 28, 2015, $22,500 (2014 - $51,500) of the above amounts remained unpaid.

(ii)	During the six months ended February 28, 2015 the Company incurred a total of $32,200 (2014 - $37,500) to Chase for accounting and administration services provided by Chase personnel, excluding Mr. DeMare, and $2,010 (2014 - $2,010) for rent. As at February 28, 2015, $3,635 (2014 - $4,335) remained unpaid.

(c)	During the six months ended February 28, 2015 the Company incurred $10,840 (2014 - $12,570) for shared administration costs with Mawson Resources Limited ("Mawson") a public company with common officers and directors. As at February 28, 2015, $2,538 (2014 - $2,500) of the amount remained unpaid.

(d)	During the six months ended February 28, 2015 the Company recorded a recovery of $12,700 (2014 - $50,013) for shared office personnel and costs from Mawson, Tinka Resources Limited and Flinders Resources Ltd., public companies with common officers and directors. As at February 28, 2015, $1,934 (2013 - $7,769) of the amount remained outstanding.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

For additional risks and uncertainties relating to the Company and its business, readers are encouraged to read Tasman's Annual Report on Form 20-F for the fiscal year ended August 31, 2014 available at www.sedar.com or the Company's website at www.tasmanmetals.com.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com.  All investor relations activities are conducted by in-house personnel.

Outstanding Share Data

The Company's authorized share capital is unlimited common shares without par value.  As at April 10, 2015, there were 66,141,922 outstanding common shares, 4,935,435 warrants outstanding with an exercise price of $1.50 per common share, 295,907 compensation options outstanding with an exercise price of $1.10 per unit and 850,000 share options outstanding with exercise prices ranging from $0.60 to $1.87 per common share.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in National Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.  Management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management.  Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures.

Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company's transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company's consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company's assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of February 28, 2015.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company's internal control over financial reporting during the six months ended February 28, 2015 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.